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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43168

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OTA LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

ONE MANHATTANVILLE ROAD

(No. and Street)

PURCHASE   **NY**   **10577**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES W. SANTORI, CHIEF FINANCIAL OFFICER   914-460-4007

                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH+BROWN

(Name – *if individual, state last, first, middle name*)

200 JEFFERSON PARK **WHIPPANY** **NJ** **07981**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, JAMES W. SANTORI _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTA LLC _____ , as of DECEMBER 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTA LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2020

OTA LLC

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
OTA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OTA LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 26, 2021

OTA LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	265,868
Receivables from clearing brokers		95,932,313
Securities owned, at fair value		177,426,196
Other assets		318,241
Due from related parties		6,494
Total assets	$	273,949,112

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	215,264,972
Accounts payable and accrued expenses		3,484,433
Due to related parties		2,017,219
Total liabilities		220,766,624
Members' equity		53,182,488
Total liabilities and members' equity	$	273,949,112

Notes to Financial Statements

---

1. Nature of business and summary of significant accounting policies

Nature of Business

OTA LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company's operations consist primarily of engaging in proprietary principal transactions as a dealer on the major United States securities exchanges. The Company also conducts a customer agency business, primarily for institutional clients, whose transactions are cleared on a fully disclosed basis with a clearing broker.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As the Company is a non-clearing broker-dealer, it is exempt from the provisions of rule 15c3-3 because all customer accounts, as defined, are carried by the clearing broker and cleared on a fully disclosed basis.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure

OTA LLC

Notes to Financial Statements

---

fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Options are priced at the midpoint of the bid and ask prices, or last sale.

Investments in Warrants

The Company applies a modified Black-Scholes calculation in the measurement of these restricted warrants. This pricing model takes into account the contract terms (including maturity) as well as multiple inputs, including, time value, implied volatility, equity prices, and interest rates. The Company uses the US Treasury interest rate matched to the maturity of the warrant. The volatility is based on the underlying equity and is capped at 50%. Further discounts are applied based on lack of marketability.

Fair Value - Valuation Processes

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. Senior management oversees the entire valuation process of the Company's Level 3 investments. Senior management is responsible for developing the Company's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Since December 31, 2020 there have been no changes in valuation techniques within Level 2 and 3 fair value hierarchy that have made a material impact on the valuation of financial instruments.

Receivable from broker-dealers and clearing organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for accrued interest and dividends receivable and cash deposits. All of the Company's trades and contracts are cleared through one clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

OTA LLC

Notes to Financial Statements

Contracts Assets and Liabilities

The Company had outstanding receivables related to revenue from contracts with customers totaling $105,176 as of January 1, 2020. All of these amounts were collected during the year. Outstanding receivables from contracts with customers as of December 31, 2020 totaled $84,005. There were no outstanding contract assets or liabilities arising from contracts with customers as of December 31, 2020.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Boards ("FASB") issued Accounting Standards Update ("ASU") ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). Under ASU 2016-02, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. The Company has evaluated the impact that the adoption of this guidance on its financial position and/or disclosures. The Company has decided, that since the lease is held by its management company, there is no impact on its financial position and disclosures.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2020
Assets (at Fair Value)				
Investments in securities				
Common Stock				
Communications	$ 22,975,257		$	22,975,257
Consumer, Cyclical	4,993,958			4,993,958
Consumer, Non-cyclical	3,092,641			3,092,641

Notes to Financial Statements

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2020
Assets (at Fair Value, continued)				
Diversified	5,875,196			5,875,196
Energy	2,930,944			2,930,944
Financial	17,726,564			17,726,564
Industrial	437,191			437,191
Technology	1,761,834		$ 237,259	1,999,093
Utilities	46,206			46,206
Preferred Stock				
Basic Materials		$ 2,296,082		2,296,082
Consumer, Non-cyclical		6,008,449		6,008,449
Energy		134,025		134,025
Financial		788,918		788,918
Government		466,979		466,979
Utilities		53,567		53,567
American Depository Receipts				
Communications	174,217			174,217
Consumer, Cyclical	39,579			39,579
Energy	80,966			80,966
Financial	72,742			72,742
Industrial	20,318			20,318
Exchange Traded Funds				
Commodity Fund	15,282			15,282
Debt Fund	28,238,284			28,238,284
Equity Fund	4,591			4,591
Options				
Basic Materials		8,670		8,670
Consumer, Non-cyclical		139,283		139,283
Diversified		2,000		2,000
Warrants				
Basic Materials		223,051	396,843	619,894
Communications		90,870		90,870
Consumer, Cyclical		1,187,209	2,660,681	3,847,890
Consumer, Non-cyclical		755,933	52,047,383	52,803,316
Diversified		335,515	1,382	336,897

OTA LLC

Notes to Financial Statements

Assets (at Fair Value, continued)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2020
Energy			564,111	1,157,616	1,721,727
Financial			30,035	875	30,910
Industrial			69,726	17,931,258	18,000,984
Technology			65,094	1,137,255	1,202,349
Other			200	262	462
Debt Securities					
Municipal		149,895			149,895
Total investments in securities	$	88,635,665	$ 13,219,717	$ 75,570,814	$ 177,426,196

Liabilities (at Fair Value)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2020
Securities sold short					
Common Stock					
Basic Materials	$	(328,386)	$	$	(328,386)
Communications		(22,905,916)			(22,905,916)
Consumer, Cyclical		(15,873,818)			(15,873,818)
Consumer, Non-cyclical		(45,704,964)			(45,704,964)
Diversified		(2,042,793)			(2,042,793)
Energy		(8,630,217)			(8,630,217)
Financial		(9,640,789)			(9,640,789)
Industrial		(34,706,156)			(34,706,156)
Technology		(1,578,708)			(1,578,708)
Utilities		(417,215)			(417,215)
Preferred Stock					
Consumer, Non-cyclical			$ (22,133)		(22,133)
Energy			(102,547)		(102,547)
Financial			(762,533)		(762,533)
Government			(483,193)		(483,193)

OTA LLC

Notes to Financial Statements

Liabilities (at Fair Value, continued)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2020
American Depository Receipts				
Basic Materials	(2,187,385)			(2,187,385)
Communications	(145,218)			(145,218)
Energy	(80,857)			(80,857)
Exchange Traded Funds				
Commodity Fund	(2,063,083)			(2,063,083)
Debt Fund	(28,435,723)			(28,435,723)
Equity Fund	(90,255)			(90,255)
Options				
Basic Materials		(27,390)		(27,390)
Communications		(20,500)		(20,500)
Consumer, Cyclical		(1,320,437)		(1,320,437)
Consumer, Non-cyclical		(31,781,845)		(31,781,845)
Diversified		(524,440)		(524,440)
Energy		(275,300)		(275,300)
Financial		(381,120)		(381,120)
Funds		(55,545)		(55,545)
Industrial		(2,454,458)		(2,454,458)
Technology		(1,165,939)		(1,165,939)
Utilities		(27,043)		(27,043)
Warrants				
Consumer, Cyclical		(91,940)		(91,940)
Consumer, Non-cyclical		(58,456)		(58,456)
Diversified		(412,667)		(412,667)
Industrial		(460,984)		(460,984)
Technology		(5,019)		(5,019)
Total securities sold short	$ (174,831,483)	$ (40,433,489)	$ -	$ (215,264,972)

OTA LLC

Notes to Financial Statements

The following table summarizes the quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2020:

Investments in Private Operating Companies	Fair Value at December 31, 2020	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Warrant Positions	$75,333,555	Proprietary Pricing Model	Industry volatility	0%-50%
			Risk-free interest rate	0.35%
			Estimated time to exit; maturity remaining on option contracts	909 days on average
			Discount for lack of marketability	0%-100% (13.36%)

For its warrant positions, the Company may use an option pricing technique, of which the applicable method is the Black Scholes Option Pricing Method ("BSM"), to perform valuations. The BSM is a model of price variation over time of financial instruments, such as equity, that is used to determine the price of call or put options. Various inputs are required but the primary unobservable input into the BSM model is the underlying asset volatility. Other inputs used are the risk free rate, and estimated times to exit. The Company will also assess discounts for lack of marketability. Significant increases (decreases) in the underlying asset volatility in isolation would result in a significantly higher (lower) fair value measurement.

3. Derivatives

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company is also subject to additional counterparty risk due to inability of it's counterparties to meet the terms of their contracts.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Warrants

The Company may purchase warrants in the normal course of pursuing its investment objectives. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition,

OTA LLC

Notes to Financial Statements

if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counter-party risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

Volume of Derivative Activities

At December 31, 2020, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

		Long Exposure			Short Exposure	
Primary Underlying Risk		**Notional Amounts**	**Number of Contracts**		**Notional Amounts**	**Number of Contracts**
Equity Price						
Options (a)	$	2,147,458	740	$	(72,543,895)	80,275
Warrants (b)	$	182,981,562	35,968,555	$	(2,708,440)	(158,857)

(a) Notional amounts presented are based on the fair value of the underlying shares as if the options and warrants were exercised at December 31, 2020.
(b) Notional amounts for long contracts presented are based on the intrinsic value of warrants that are in the money at December 31, 2020 as if those warrants had been converted to underlying shares.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the net capital requirement for market makers permitted by the rule, which requires that the broker-dealer shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event, the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Under no circumstances shall the required minimum net capital be less than or equal to the greater of $250,000 or 2% of aggregate debit items, as defined, or more than $1,000,000. At December 31, 2020, the Company's net capital was $35,954,708 which was $34,965,708 in excess of its minimum net capital requirement of $989,000.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. The receivables from the clearing brokers are pursuant to these clearance agreements. There is a clearing deposit of $50,000 with Merrill Lynch Professional Clearing Corp. The deposit is included in Other Assets on the balance sheet. The Company is subject to certain inherent risks arising from selling securities short. The ultimate cost to the Company acquire these securities may exceed the liability reflected in these financial statements.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Contingencies

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and inquiries by regulatory authorities will not have a material adverse effect on the Company's financial position.

9. Related party transactions

Due from and to related parties includes receivables from and payables to affiliated entities. Subsequent to year end, substantially all of the amounts have been repaid.

10. Employee benefit plan

The Management company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. Matching contributions, which may be made by the Company to the plan, are based on a specified percentage of employee contributions. Additionally, the Company has a profit sharing plan to which it may contribute an amount at its discretion.

11. Subsequent events

The Company has evaluated subsequent events. There were no subsequent events which would require disclosure in the footnotes to the financial statements.